UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated September 27, 2022

Commission File Number 001-38018

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Level 7, 420 King William Street

Adelaide SA 5000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

OTHER EVENTS

INTRODUCTION TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma financial information in Exhibit 99.1 was prepared in conformity with Article 11 of Regulation S-X. The unaudited pro forma consolidated financial information of Integrated Media Technology Limited’s (“IMTE” or “Company”) give effect to the deemed disposal of Greifenberg Digital Limited and its subsidiaries, the disposal of eGlass Technologies Ltd and its subsidiaries and the disposal of Grand Dynasty Limited and its subsidiary. (collectively “Dispositions”).

The description of the Dispositions is as follows:

1.	Deemed Disposal of Greifenberg Digital Limited and its subsidiaries (“Greifenberg”)

On February 15, 2022, IMTE shareholding in the equity of Greifenberg was reduced from 40.75% to 23.96% as a result of investors subscripting for shares in Greifenberg (“Greifenberg Deemed Disposal”). Greifenberg is engaged in analytic financial research services.

IMTE’s unaudited pro forma consolidated financial information giving effect to the Greifenberg Deemed Disposal and related transactions is attached as Exhibit 99.1.

2.	Disposal of eGlass Technologies Ltd and its subsidiary (“eGlass”)

As reported under cover of Form 6-K on July 12, 2022, IMTE entered into the Sales and Purchase Agreement (“SP Agreement”) with Capital Stone Holdings Limited (“Purchaser”), pursuant to which the Company agreed to sell to the Purchaser 100% of its equity interest in eGlass Technologies Ltd (“eGlass”), a wholly-owned subsidiary of the Company that held all the assets of our switchable glass business in China (the “eGlass Disposal”) for US$6.8 million (“Consideration”).

The Purchaser agreed to pay the Consideration by issuing to IMTE a debt instrument (“Loan”), which bears interests of 5% per annum, is repayable in 2 years and is secured against the shares of eGlass.

The Purchaser has indicated an intention to list eGlass on the Australia Securities Exchange (“ASX”) by July 2024. Pursuant to the SP Agreement, the Purchaser has the right to pay the Loan by giving IMTE the number of shares in eGlass calculated by dividing the amount of outstanding loan by 10% discount to the then 5 day volume weighted average closing price (“VWAP”); provided that such price may not be greater than the 120% of the IPO Price. Alternatively, the Company has the right to have the Purchaser repay the Loan by transferring to IMTE the number of shares in eGlass calculated by dividing the amount of outstanding loan by the IPO Price. Any outstanding loan amount that could not be fully repaid by the eGlass shares would be settled by cash.

This eGlass Disposal was completed in September 2022 and as a result IMTE no longer has any operation in China and very little operation in Hong Kong where it will focus on transferring/disposing all of its operation out Hong Kong before the end of the year.

The IMTE’s unaudited pro forma consolidated financial information giving effect to the Disposal and related transactions is attached as Exhibit 99.1.

3.	Disposal of Grand Dynasty Limited and its subsidiary (“Grand Dynasty”)

On July 25, 2022, IMTE entered into a sales and purchase agreement with an independent third party to sell 100% of its interest in Grand Dynasty (the “GD Disposal”) for consideration of HK$1.00 or US$0.13.

Grand Dynasty and its subsidiary have no assets and have not commenced any operation since their inception in 2021.

IMTE’s unaudited pro forma consolidated financial information giving effect to the GD Disposal and related transactions is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 27, 2022

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Unaudited pro forma consolidated financial information

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